Exhibit 99.1

Brussels, 22 December 2010 – 1 / 4

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) discloses the notification of significant shareholdings that it has received according to the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies.

According to its obligation under article 14 of the Belgian Law of 2 May 2007 on the disclosure of significant shareholdings in listed companies, Anheuser-Busch InBev publishes the content of the notifications that it has received.

1. Date: Notification of 21 December 2010

2. Notification by (person acting in concert):

EPS SA under Luxembourg law	Rue Guillaume Kroll 5 - L-1882 Luxembourg
Mr Jorge Paulo Lemann
Mr Carlos Alberto da Veiga Sicupira
Mr Marcel Herrmann Telles
BRC SARL under Luxemburg law	Avenue de la Liberté 13-15 - L-1931 Luxembourg
Stichting Anheuser-Busch InBev (stichting administratiekantoor under Dutch law)	Locatellikade 1 - 1076 AZ Amsterdam
Anheuser-Busch InBev SA	Grand Place 1 - B-1000 Bruxelles
Rayvax Société d’Investissements SA	Square Vergote 19 - B-1200 Bruxelles
Fonds InBev Baillet-Latour SPRL with social purpose	Grand Place 1 - B-1000 Bruxelles
Fonds Président Verhelst SPRL with social purpose	Brouwerijplein 1 - B-3000 Leuven

Brussels, 22 December 2010 – 2 / 4

3. Denominator: 1.605.183.954 shares

4. Voting rights and assimilated financial instruments

	Before the transaction	After the transaction
	# voting rights	# voting rights		% voting rights
Holders of voting rights		Linked to shares	Not linked to shares	Linked to shares	Not linked to shares
EPS	114.160.320	133.467.609	0	8,31%	0,00%
Jorge Paulo Lemann + controlled entities	0		0	0%	0,00%
Carlos Alberto da Veiga Sicupira + controlled entities	0		0	0%	0,00%
Marcel Herrmann Telles + controlled entities	0		0	0%	0,00%
BRC	7.006.520	33.048.460	0	2,06%	0,00%
Stichting Anheuser-Busch InBev	722.339.815	663.074.830	0	41,31%	0,00%
Anheuser-Busch InBev	11.114.722	12.006.309	0	0,75%	0,00%
Brandbrew	8.747.814	498.267	0	0,03%	0,00%
Sub total	863.369.191	842.095.475	0	52,46%	0,00%
Rayvax Société d’Investissements	10	0	0	0%	0,00%
Sébastien Holding	484.794	484.794	0	0,03%	0,00%
Sub total	484.804	484.794	0	0,03%	0,00%
Fonds InBev Baillet-Latour	5.485.415	5.485.415	0	0,34%	0,00%
Fonds Président Verhelst	7.147.665	6.997.665	0	0,44%	0,00%
Sub total	12.633.080	12.483.080	0	0,78%	0,00%

	TOTAL	855.063.349	0	53,27%	0,00%

5. Date threshold crossed: 15 December 2010

6. Chain of controlled entities through which the shareholding is effectively owned:

Brussels, 22 December 2010 – 3 / 4

Agreement of concert and shareholding structure of Anheuser-Busch InBev:

1)	EPS, Rayvax Société d’Investissements, BRC and Stichting Anheuser-Busch InBev are bound by a shareholders’ agreement organizing the joint control of Stichting Anheuser-Busch InBev by EPS & BRC and organizing a concert with Rayvax.

2)	Anheuser-Busch InBev and its subsidiary Brandbrew are controlled by Stichting Anheuser-Busch InBev, which is jointly controlled by EPS & BRC.

3)	Fonds InBev Baillet-Latour & Fonds Président Verhelst have also signed an agreement to act in concert with Stichting Anheuser-Busch InBev.

4)	EPS is not controlled.

5)	The ultimate control of BRC is jointly owned by Mr Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira & Marcel Herrmann Telles. A table with more details about the full chain of control of BRC is available on www.ab-inbev.com

6)	Sébastien Holding is controlled by Rayvax Société d’Investissements.

7. Additional information :

1)	Certificates issued by Stichting Anheuser-Busch InBev (administratiekantoor): EPS and BRC each currently own 331.537.415 certificates which potentially entitle each of them to 331.537.415 Anheuser-Busch InBev shares. Although these certificates correspond to the definition of assimilated financial instruments, they have not been included since they would have been added to the Anheuser-Busch InBev shares owned by EPS & BRC, which would have resulted in counting twice the same voting rights of EPS & BRC.

2)	The private persons jointly owning the ultimate control of BRC will make the notification on behalf of the entities exercising the intermediary control above BRC, according to article 11, §1 of the law of 2 May 2007. It should be noted that none of these entities directly holds Anheuser-Busch InBev shares. Since a large number of entities exercise an intermediary control of BRC without nevertheless holding a participation in Anheuser-Busch InBev, these entities have not been included in the table above, but in a separate table which is available on www.ab-inBev.com

Brussels, 22 December 2010 – 4 / 4

3)	Rayvax Société d’Investissements makes the notification on behalf of Sébastien Holding, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

4)	Anheuser-Busch InBev makes the notification on behalf of Brandbrew, its subsidiary, according to article 11, §1 of the law of 2 May 2007.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This notification will be posted on www.ab-inbev.com/investors.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depository Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local champions” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2009, the company realized revenue of 36.8 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 Email: marianne.amssoms@ab-inbev.com	Robert Ottenstein Tel: +1-212-573-4365 Email: robert.ottenstein@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 Email: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 Email: thelke.gerdes@ab-inbev.com